FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

POSITIVE CHMP OPINION IN EU FOR SAXA/DAPA (SAXAGLIPTIN AND DAPAGLIFLOZIN) FOR ADULTS WITH TYPE-2 DIABETES

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency has issued a positive opinion, recommending the approval of saxa/dapa (saxagliptin and dapagliflozin) tablets for the treatment of adults with type-2 diabetes. The fixed-dose combination of saxagliptin and dapagliflozin has the potential to be the first DPP-4i/SGLT-2i combination product approved in Europe.

Saxa/dapa is a fixed-dose combination of saxagliptin and dapagliflozin being developed as a treatment for patients with type-2 diabetes in adults aged 18 years and older. It is recommended to be indicated as a treatment to improve glycaemic control when metformin and/or sulphonylurea and one of the mono-components of saxa/dapa alone do not provide adequate glycaemic control, or when a patient is already being treated with the free combination of saxagliptin and dapagliflozin.

The submission included data from three studies in type-2 diabetes. In two studies, the combination of dapagliflozin and saxagliptin with metformin resulted in statistically significant reductions in HbA1c in comparison to patients treated with placebo that required additional control to existing saxagliptin and metformin or dapagliflozin and metformin therapy. An additional study showed that the combination of dapagliflozin and saxagliptin added on to metformin resulted in statistically superior reductions in HbA1c in comparison to patients treated with dapagliflozin or saxagliptin alone added to metformin. In these trials, the safety profile of saxa/dapa was similar to the known safety profiles of saxagliptin and dapagliflozin.

The CHMP's positive opinion will now be reviewed by the European Commission (EC), which has the authority to approve medicines for the European Union (EU). The final decision by the EC is expected in the coming months, and will be applicable to all 28 EU member countries plus Iceland, Norway and Liechtenstein.

About AstraZeneca in Diabetes
AstraZeneca is pushing the boundaries of science with the goal of developing life-changing medicines that aim to reduce the global burden and complications of diabetes. Our current portfolio consists of the three newest classes of non-insulin, anti-diabetic treatments that support individualised treatment approaches: SGLT-2 inhibitors, GLP-1 receptor agonists and DPP-4 inhibitors.

As a strategic therapy area for the company, we are focusing our research and development efforts on diverse populations and patients with significant co-morbidities, such as cardiovascular disease, obesity, non-alcoholic steatohepatitis (NASH), and chronic kidney disease.

Our commitment to diabetes is exemplified by the depth and breadth of our global clinical research programme. This commitment is advancing understanding of the treatment effects of our diabetes medicines in broad patient populations, as well as exploring combination treatment approaches to help more patients achieve treatment success earlier in their disease progression. Our ambition is to reduce the long-term impact of diabetes.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 7842 350541
Vanessa Rhodes	UK/Global	+44 7880 400690
Karen Birmingham	UK/Global	+44 7818 524012
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Nick Stone	RIA, CVMD	+44 7717 618834
Henry Wheeler Craig Marks	Oncology Finance	+44 7788 354619 +44 7881 615764
Christer Gruvris	ING, Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	CVMD, Oncology	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277
Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease, ING - Infection, Neuroscience and Gastrointestinal

27 May 2016

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 May 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary